# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valaris Limited, CIK 0000314808
CUSIP: G9460G101
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), 11
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001451505
Persons authorized to receive notices and communications: Debra Kupferman, Turmstrasse 30, Steinhausen, Switzerland (V8), CH-6312, 41 41 749 0500

## Reporting persons
- Transocean Ltd. (CIK 0001451505): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,573,155; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 12,573,155 (18.1% of the class)
  Comment: (1) The reported amount reflects shares that may be deemed to be beneficially owned by the Reporting Person as a result of certain voting rights pursuant to the Support Agreement described in Item 4 below.
  (2) Based upon the 69,577,278 Common Shares of the Issuer outstanding as of October 23, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Valaris Limited
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), 11

## Item 2. Identity and Background
Name of person filing:
Transocean Ltd. ("Transocean" or the "Reporting Person")

The directors and executive officers of the Reporting Person are set forth on Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

(a) name;
(b) business address; and
(c) position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Person, the name, principal business and address of any corporation or other organization in which such employment is conducted.
Residence or business address: Turmstrasse 30, Steinhausen, Switzerland
Present principal occupation or employment: Transocean provides, as its primary business, contract drilling services in a single operating segment, which involves contracting its mobile offshore drilling rigs, related equipment and work crews to drill oil and gas wells.
Criminal convictions in the last five years: Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule I, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule I, has, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Transocean is a Swiss corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

The Support Agreements described in Item 4 were entered into by the Valaris Shareholders (as defined below) as an inducement for the Reporting Person to enter into the Agreement (as defined below). The Support Shares (as defined below) have not yet been exchanged, and no payments were made by or on behalf of the Reporting Person to the Valaris Shareholders in connection with the execution of the Support Agreements.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 9, 2026, the Reporting Person and Valaris Limited, an exempted company limited by shares incorporated under the laws of Bermuda ("Valaris") (the Reporting Person and Valaris, collectively, the "Parties" and each, a "Party"), entered into a Business Combination Agreement (the "Agreement") providing for the combination of the two Parties. Pursuant to the Agreement, and on the terms and subject to the conditions thereof, the Reporting Person will acquire all of the issued and outstanding common shares, par value $0.01 each, of Valaris (the "Valaris Shares") in exchange for Shares, at an exchange ratio of 15.235 Shares for each Valaris Share.

In connection with the execution of the Agreement, the Reporting Person entered into Support Agreements (the "Support Agreements") with certain holders of Valaris Shares (the "Valaris Shareholders"). The Support Agreements provide, on the terms and subject to the conditions thereof, that each Valaris Shareholder will vote the Valaris Shares owned by such Valaris Shareholder (the "Support Shares") at the time of the applicable shareholder meeting in favor of the transactions contemplated by the Agreement.

The foregoing description of the Support Agreements is not complete and is qualified by reference to the Support Agreements filed as Exhibit I and Exhibit II to this Schedule 13D, which are incorporated herein by reference. To the extent the Support Agreements specifically reference the Agreement, the foregoing description of the Support Agreements is also qualified by reference to the specific references to the Agreement filed as Exhibit III to this Schedule 13D, which specific references are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Number of shares of the Issuer's common stock beneficially owned by the Reporting Persons: 12,573,155

Percent of class: 18.1%

The percentage ownership was calculated based upon the 69,577,278 Common Shares of the Issuer outstanding as of October 23, 2025, as disclosed by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of the Issuer's Common Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0 shares
(ii) Shared power to vote or to direct the vote: 12,573,155
(iii) Sole power to dispose or to direct the disposition of: 0 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

To the knowledge of the Reporting Person, none of the individuals listed on Schedule I beneficially own any of the Issuer's common stock.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, to the knowledge of the Reporting Person, neither the Reporting Person nor any of the individuals listed on Schedule I have effected any transactions in the Issuer's common stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the information set forth in Items 3 and 4 of this Statement, which are incorporated into this Item 6 by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the Issuer's shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Support Agreement, dated as of February 9, 2026, by and among Transocean and the undersigned shareholders of Valaris.

Exhibit 2: Support Agreement, dated as of February 9, 2026, by and among Transocean and the undersigned shareholders of Valaris.

Exhibit 3: Business Combination Agreement, dated as of February 9, 2026, between Transocean and Valaris (incorporated by reference to Exhibit 2.1 to Transocean's Current Report on Form 8-K (Commission File No. 001-38373) filed on February 10, 2026) (only those portions of the Agreement that are specifically referenced by the Agreement are filed under this Item 7).

## Signatures
- Transocean Ltd.: /s/ Debra Kupferman, Debra Kupferman/Authorized Person (02/13/2026)